Exhibit 21

SUBSIDIARIES OF PEOPLES ENERGY CORPORATION
The following is a list of subsidiaries of the Company as of September 30, 2006, omitting some subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.
Subsidiary	State of Incorporation or Formation
The Peoples Gas Light and Coke Company	Illinois
North Shore Gas Company	Illinois
Peoples Energy Production Company	Delaware
PEP Holdings, LLC	Delaware
Peoples Energy Production Operating Company	Delaware
Peoples Energy Production Partners, L.P.	Delaware
Peoples Energy Production - Texas, L.P.	Delaware
Peoples Energy Resources Company, LLC	Delaware
PERC Power, LLC	Delaware
Peoples Elwood, LLC	Delaware
Peoples Calumet, LLC	Delaware
PERC Wholesale Marketing, LLC	Delaware
Peoples Energy Services Corporation	Illinois